EXHIBIT 99.3
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JONES LANG LASALLE                                          NEWS RELEASE
Real value in a changing world



Contact:    Gayle Kantro
Phone:      +1 312 228 2795
Email:      gayle.kantro@am.jll.com



                     JONES LANG LASALLE CLOSES PREVIOUSLY
                   ANNOUNCED AMENDMENTS TO CREDIT FACILITIES

               Amendments, combined with more than $200 million
              equity raise, strengthen firm's financial position


CHICAGO, JUNE 22, 2009 -- Jones Lang LaSalle Incorporated (NYSE: JLL) announced today that it closed on its previously announced amendments to its Amended and Restated Multicurrency Credit Agreement and Term Loan Agreement (the "Facilities"), which will provide improved operating and financial flexibility. The total borrowing capacity under the agreements remains $865 million, the maturity on both agreements remains June 2012 and the initial pricing is approximately 4.25 percent. The amendment terms, which are summarized below and included in an 8-K filing today, had been agreed with the banks required to approve the amendments prior to the firm's common stock offering of 6.5 million shares that closed on Tuesday, June 16, 2009.

"The amendments, along with our successful equity offering, create financial strength for the firm that differentiates us from other real estate services and investment management firms," said Lauralee Martin, Chief Operating and Financial Officer of Jones Lang LaSalle. "With strong support from our relationship bank group, we were able to complete both of these transactions, maintaining our investment grade ratings, to achieve an even stronger balance sheet position."

Martin continued, "We will use the more than $200 million equity raised from our common stock issuance to pay down outstanding bank debt and enhance our ability to focus on our clients, grow our market share and emerge stronger from the global economic downturn. With the flexibility it provides, we can maximize our competitive position through expansion of our LaSalle Investment Management platform and other targeted areas of our business."

The amendments will, among other things:

      . Increase the maximum allowable Cash Flow Leverage Ratio, as defined in the Facilities, from 3.50x to 3.75x through March 2011, which will then be reduced to 3.50x for the two quarters ending September 30, 2011 and further reduced to 3.25x thereafter,

      . Permit the add-back to Adjusted EBITDA, as defined in the Facilities, of $100 million of non-cash co-investment impairment charges, any non-cash goodwill impairment charges and an additional $25 million of restructuring charges and remove the requirement that such charges be taken prior to January 1, 2010,






                                    -more-


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JONES LANG LaSALLE CLOSES PREVIOUSLY ANNOUNCED AMENDMENTS TO CREDIT FACILITIES
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      .     Modify our Interest Coverage Ratio, as defined in the
            Facilities, to include an add-back for depreciation in the calculation,

      . Add certain mandatory partial pre-payment requirements to our term loan and extend limitations with respect to capital expenditures, share repurchases, co-investments and dividends

BMO Capital Markets and Banc of America Securities, LLC acted as co-lead arrangers on the amendments.






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ABOUT JONES LANG LaSALLE

Jones Lang LaSalle (NYSE: JLL) is a financial and professional services firm specializing in real estate. The firm offers integrated services delivered by expert teams worldwide to clients seeking increased value by owning, occupying or investing in real estate. With 2008 global revenue of $2.7 billion, Jones Lang LaSalle serves clients in 60 countries from 750 locations worldwide, including 180 corporate offices. The firm is an industry leader in property and corporate facility management services, with a portfolio of approximately
1.4 billion square feet worldwide. LaSalle Investment Management, the company's investment management business, is one of the world's largest and most diverse in real estate with over $41 billion of assets under management. For further information, please visit our Web site, www.joneslanglasalle.com.